SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tenax Therapeutics, Inc.
(Name of Issuer)

Common stock, par value $0.0001
(Title of Class of Securities)

88032L605
(CUSIP Number)

February 8, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88032L605	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

S.H.N. Financial Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
	5	SOLE VOTING POWER

107,000(1)(2)(3)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		107,000(1)(2)(3)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

107,000(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6% (3)
12	TYPE OF REPORTING PERSON
OO (4)

(1)	Represents shares of the issuer’s Common Stock purchased by the Reporting Person acquired upon exercise of prefunded warrants. Because the Reporting Person was advised by the issuer that other investors exercised prefunded warrants on February 8, 2024, it is possible the Reporting Person never beneficially owned more than 5%. Also does not give effect to 354,000 warrants acquired by the Reporting Person which contain a 4.99% beneficial ownership limitation.

(2)	Does not include the purchase and sale of 70,000 shares of the issuer’s Common Stock since at the time of that transaction the Reporting Person did not then beneficially own more than 4.99% of the Common Stock.

(3)	Based upon 1,898,281 Common Stock outstanding based on the Issuer’s Prospectus pursuant to Rule 424(b)(3) filed with the Securities and Exchange Commission on February 8, 2024. That number did not give effect to exercises of prefunded warrants.

(4)	The Reporting Person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

CUSIP No. 88032L605	13G	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

Tenax Therapeutics, Inc.

(b)	Address of Issuer:

101 Glen Lennox Drive, Suite 300

Chapel Hill, North Carolina 27517

Item 2. Identity and Background.

(a)	Name of Person Filing:

S.H.N. Financial Investments Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

Herzliya Hills Arik Einstein 3, Israel, 4610301

(c)	Citizenship or Place of Organization:

Israel

(d)	Title of Class of Securities:

Common Shares, par value $0.0001 per share.

(e)	CUSIP Number:

88032L605

Item 3.

Not applicable.

CUSIP No. 88032L605	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 1,898,281 Common Shares outstanding based on the Issuer’s filings with the Securities and Exchange Commission and related information.

(c)	Nir Shamir is the Chief Executive Officer of SHN. As such, SHN and Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88032L605	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	S.H.N. Financial Investments Ltd.

February 20, 2024	By:	/s/ Nir Shamir
Nir Shamir, Chief Executive Officer